

June 7, 2013

Via E-Mail
Larry Webb
Chief Executive Officer
The New Home Company LLC
95 Enterprise, Suite 325
Aliso Viejo, California 92656

> **Re:    The New Home Company LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 28, 2013**
> **File No. 377-00161**

Dear Mr. Webb:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.  It appears that the disclaimer on page ii was not deleted. We reissue comment 9 of our letter dated May 15, 2013.

2.  We note your response to comment 11 in our letter dated May 15, 2013, that you do not believe pro forma financial statements are required.  It remains unclear how you arrived at this conclusion, especially in light of the pro forma balance sheet presentation you have included on pages 22 and 57, in which total assets increased by 13%. We note that you have increased your investment in a joint venture and formed three new joint ventures subsequent to March 31, 2013.  Article 11-01(a)(1) of Regulation S-X requires pro forma presentation for investments in equity method investees.  Article 11-01(a)(8) requires pro forma presentation for the consummation of other events or transactions that have occurred or is probable of occurring and would be material to investors.

Considering the change in your capital structure and the granting of equity instruments that is being completed in connection with the IPO, it would appear that inclusion of these two items would be material to an investor in your IPO. As such, we continue to request that you provide pro forma financial statements prepared in accordance with Article 11-02 of Regulation S-X. Your pro forma financial information should include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. Please clearly show how you arrive at each pro forma adjustment, including pro forma earnings per share amounts, with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. If you believe in accordance with Article 11-02(b)(1) of Regulation S-X that the subsequent events and the transactions to be completed in connection with your IPO will result in a limited number of adjustments that are easily understood, please provide the required narrative descriptions in the Summary of Selected Financial Data and Selected Financial Data sections.

Summary, page 1
Our Company, page 1

3. We note that in response to comment 10 in our letter dated May 15, 2013, you discontinued presenting financial information related to your homebuilding operations and unconsolidated joint ventures' homebuilding operations on a combined basis, except for the cancellation rate. Please revise your disclosures throughout the filing to either provide disaggregated cancellation rates, or include disclosure that explains the benefits and limitations of the combined presentation to investors.

Project Sales by Market, page 10

4. As previously requested in comment 16 in our letter dated May 15, 2013, please expand your disclosure to state the percentage of your economic interests in each of your joint ventures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 67

5. As previously requested in comment 26 in our letter dated May 15, 2013, please expand your disclosures to include a discussion and analysis of the material costs included in cost of sales for home sales, fee building and land sales along with the material factors impacting these costs. Please note that it should be clear from your discussion and analysis of the cost of sales for fee building why these costs exceed the amount of revenues recognized excluding the management fees received from unconsolidated joint ventures. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the

Financial Reporting Codification for guidance.  Please also address this comment in your interim period discussion and analysis.

Liquidity and Capital Resources, page 81

6.  We note the additional disclosures you provided on pages 81 and 82 in response to comment 31 in our letter dated May 15, 2013.  However, it appears as though your disclosures for the changes in net cash provided by (used in) operating activities for each period presented continues to provide a discussion and analysis that repeats the information easily obtainable from your consolidated statements of cash flows rather than an analysis of your operating cash flows.  It should be clear to investors from your analysis how you were able to conclude that you have sufficient cash and liquidity resources to meet your obligations for the next 12 months.  Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 88

7.  We note your response to comment 32 in our letter dated May 15, 2013, in which you indicate that you revised your critical accounting policies disclosures.  However, it is unclear how the changes, if any, address this comment, except for your real estate inventories and warranty reserves.  As previously requested, please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification, except for your real estate inventories and warranty reserves sections.  Please ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements.  Please provide investors with quantified information to the extent meaningful and available.  If you believe your current disclosures already provide the requested information, please tell us how your current disclosure addresses the requirements in Section 501.14 of the Financial Reporting Codification for each critical estimate (i.e., capitalization of interest, revenue recognition, variable interest entities, acquired intangible assets, contracts and accounts receivable, and income taxes).

Real Estate Inventories and Cost of Sales, page 89

8.  Please revise the date the sale closed for the finished lots not under construction.

2013 Long-Term Incentive Plan, page 171

Initial Awards, page 172

9. We note your disclosure that in determining the initial awards to be granted, consideration was given to the recommendations of Semler, Brossy Consulting Group, LLC, a compensation consultant that has been retained to assist us in making such determinations. Please describe in greater detail the nature and the scope of the Semler, Brossy Consulting Group's assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

The New Home Company LLC and The New Home Company Predecessor Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-7
Organization, page F-7

10. Please note that we are continuing to evaluate your response to comment 49 in our letter dated May 15, 2013. To help us better understand the analysis you provided, please file as an exhibit and/or provide us supplementally the entire Operating Agreement that explains the rights and obligations of TNHC Partners LLC, Watt/TNHC LLC, and IHP Capital Partners VI, LLC as it relates to the operations and governance of the Company as of August 18, 2010. To the extent that there are additional rights and/or obligations disclosed in the Operating Agreement that you did not address in your analysis, please update your analysis. In addition, please provide us with the following additional information:

- the impact of the push down accounting to your balance sheet as of August 18, 2010 and subsequent statements of operations;
- any prior business relationships between these three entities;
- how the time span between TNHC Partners LLC's investment in the Company and Watt/TNHC LLC and IHP Capital Partners VI, LLC's investment in the Company impacted your analysis;
- the broader strategic initiative the three investors were pursuing together, if any; and
- the types of transactions and activities that the members vote on with TNHC Partners LLC having a 50% voting interest.

Once we receive this additional information, please note that we may have further comments.

Revenue Recognition, page F-10
Fee Building, page F-10

11. We note your response to comment 51 in our letter dated May 15, 2013. Please remove your reference to contracts in which you provide services to build homes and also market and sell the homes, if you believe these contracts are immaterial to your operating results. Otherwise, we continue to request that you provide your accounting policy for these contracts and provide us with your comprehensive analysis for your accounting policy, including the specific references to the accounting literature that supports your accounting.

Investments in Unconsolidated Joint Ventures, page F-12

12. We note your response to comment 54 in our letter dated May 15, 2013. It is unclear how the analysis you provided sufficiently explains your assessment of the facts and circumstances applicable to LR8 Investors, LLC (LR8) and the guidance in ASC 810-10-15-14 and ASC 810-10-25-22 – 25-37. Please provide us with your step-by-step analysis that supports your conclusion that LR8 is a VIE. Please then provide us with an analysis of all of the material facts and circumstances specific to your investment in LR8, including any guarantees you provide to LR8 and the management contracts, as compared to the guidance in ASC 810-10-25-38 – 25-59. Please also provide us with your step-by-step analysis that supports your conclusion that you are not LR8's primary beneficiary. It should be clear from your analysis your consideration of the factors that would indicate that you are the primary beneficiary with those factors that would indicate that you are not the primary beneficiary and how those second set of factors out-weighed the first set of factors.

8. Accrued Expenses and Other Liabilities, page F-18

13. We note your response to comment 59 in our letter dated May 15, 2013. Please include the information provided to us regarding the nature of the completion reserve in your footnote disclosure.

14. We note your response to comment 60 in our letter dated May 15, 2013. To help us better understand your accounting, please provide us with the journal entries you record when you recognize a warranty reserve for your fee building activity, the journal entries you record when clients submit warranty payments to you, the journal entries you record when you incur warranty-related costs for your fee building activities, and the journal entry you recorded to reduce the warranty reserve for your fee building activities for the excess reserve amount.

15. We note that in response to comment 61 in our letter dated May 15, 2013, you separately presented the components that impact your warranty reserve. Please expand your disclosure to state the portion of the warranty reserve that relates to your homebuilding

activities and your fee building activities for each period presented. As previously noted, there appears to be a disparity in the risks associated with warranty claims for your homebuilding activities from your fee building activities. Only presenting the activity during the period between homebuilding activities and fee building activities does not provide investors with context as to how much the total reserve relates to each activity. Once you provide this disclosure, we may have further questions about the reasonableness of your warranty reserves.

LRI Investors, LLC Financial Statements

7. Commitments and Contingencies, page F-39

16. We note the revised disclosure you provided in response to comment 70 in our letter dated May 15, 2013. Please expand your revise disclosure to clearly state that LR8 has no material loss contingencies that are probable or reasonably possible, or revise your current disclosure to include cash flows in addition to financial position and results of operations. Please refer to ASC 450-20-50 for guidance.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: J. Gerard Cummins, Via E-mail